FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

7 March 2023

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

HSBC Holdings plc (the 'Company') is pleased to announce that all of the conditions precedent under the securities terms agreement between the Company and the underwriters listed therein dated 28 February 2023 (the 'Securities Terms Agreement') in relation to the Company's previously announced issuance of perpetual subordinated contingent convertible securities have been satisfied (or where permitted, waived). The US$2,000,000,000 8.000% Perpetual Subordinated Contingent Convertible Securities (Callable During Any Optional Redemption Period) (ISIN US404280DT33) (the 'Securities') were issued on 7 March 2023 in accordance with the terms of the Securities Terms Agreement.

Application has been made to The Irish Stock Exchange plc trading as Euronext Dublin ('Euronext Dublin') for the Securities to be admitted to the Official List and to trading on the Global Exchange Market of Euronext Dublin.

Investor enquiries to:
Greg Case	Tel: +44 (0) 20 7992 3825	e-mail: investorrelations@hsbc.com
Media enquiries to:
Gillian James	Tel: +44 (0) 20 7992 0516	e-mail: gillian.james@hsbcib.com

Disclaimers

The offering was made pursuant to an effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (the 'SEC'). The offering was made solely by means of a prospectus supplement and accompanying prospectus which have been filed with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by writing or telephoning us at either of the following addresses:

Group Company Secretary
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Tel: +44 20 7991 8888

HSBC Holdings plc
c/o HSBC Bank USA, National Association
452 Fifth Avenue
New York, New York, 10018
Attn: Company Secretary
Tel: +1 212 525 5000

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Securities. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the US. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are complex financial instruments. They are not a suitable or appropriate investment for all investors, especially retail investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities. Potential investors in the Securities should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein).

a.        In the United Kingdom ('UK'), the UK Financial Conduct Authority ('FCA') Conduct of Business Sourcebook ('COBS') requires, in summary, that the Securities should not be offered or sold to retail clients (as defined in COBS 3.4, and each, a 'retail client') in the UK.

b.       Some or all of the underwriters are required to comply with COBS.

c.       By purchasing, or making or accepting an offer to purchase, any Securities (or a beneficial interest in such Securities) from the Company and/or the underwriters, each prospective investor represents, warrants, agrees with and undertakes to the Company and each of the underwriters that:

i.      it is not a retail client in the UK; and

ii.    it will not sell or offer the Securities (or any beneficial interests therein) to retail clients in the UK or communicate (including the distribution of the Prospectus Supplement or the accompanying Base Prospectus) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the UK.

d.       In selling or offering Securities or making or approving communications relating to the Securities, it may not rely on the limited exemptions set out in COBS.

e.       Potential investors in the Securities should also inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein).

The obligations set out above are in addition to the need to comply at all times with other applicable laws, regulations and regulatory guidance (whether inside or outside the European Economic Area ('EEA') or the UK) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), whether or not specifically mentioned in the Prospectus Supplement (including (without limitation) any requirements under MiFID II or the UK FCA Handbook as to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) for investors in any relevant jurisdiction. By purchasing, or making or accepting an offer to purchase, any Securities (or a beneficial interest in such Securities) from the Company and/or the underwriters each prospective investor represents, warrants, agrees with and undertakes to the Company that it will comply at all times with all such other applicable laws, regulations and regulatory guidance.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company and/or the underwriters the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

PRIIPS Regulation-Prohibition of sales to EEA retail investors - The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the 'PRIIPs Regulation') for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

UK PRIIPS Regulation-Prohibition of sales to UK retail investors - The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the 'EUWA'); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 200, as amended (the 'FSMA') and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the 'UK PRIIPs Regulation') for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer

Notes to editors

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide from offices in 62 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,967bn at 31 December 2022, HSBC is one of the world's largest banking and financial services organisations.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, Noel Quinn, Georges Elhedery, Geraldine Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray†, David Nish† and Jackson Tai†.

* Non-executive Group Chairman

† Independent non-executive Director

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 07 March 2023